
03025461


SEC MAIL PROCESSING
RECEIVED
JUN 2 6 2003
WASH. D.C.
181
SECTION

UNITED STATES

SECURITITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

FORM 11-K

(Check One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______to______

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Administrative Committee
Waste Management Retirement Savings
Plan for Bargaining Unit Employees

We have audited the accompanying statement of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated May 16, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions for the year ended December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2003

Report of Independent Public Accountants

To the Administrative Committee of
The Waste Management Retirement Savings Plan
For Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, and schedule G, Part III – schedule of non exempt transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Houston, Texas
May 16, 2002

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE PLAN'S FILING ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 11-K. SEE EXHIBIT 23.2 FOR FURTHER DISCUSSION.

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
INVESTMENTS, at fair value:		
Plan interest in the Master Trust (Note 3)	$ 746,670	$ 551,212
Total investments	746,670	551,212
RECEIVABLES:		
Employee contributions	5,490	2,266
Total receivables	5,490	2,266
NET ASSETS AVAILABLE FOR BENEFITS	$ 752,160	$ 553,478

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:	
Contributions-	
Employee	$ 327,272
Total additions	327,272
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:	
Net investment loss from the Master Trust (Note 3)	74,425
Benefits paid to participants	54,165
Total deductions	128,590
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	198,682
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	553,478
End of year	$ 752,160

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management Holdings, Inc., ("Waste Management"), and its affiliates (as defined in the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration

The board of directors of Waste Management, Inc. ("WMI" or the "Company"), the parent of Waste Management, has named the Administrative Committee of the Waste Management Employee Benefit Plans (the "Administrative Committee") to serve as administrator and fiduciary of all benefit plans of WMI and its subsidiaries, including the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the "Master Trust") with State Street Bank and Trust Company ("State Street") whereby State Street serves as trustee of the Plan (see Note 3). CitiStreet, an affiliate of State Street, serves as record keeper.

Eligibility

Employees are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan) if they are covered by a collective bargaining agreement that provides for participation in the Plan.

Employees who are ineligible to participate in the Plan consist of (a) leased employees, (b) individuals providing services to Waste Management as independent contractors, (c) certain nonresident aliens who have no earned income from sources within the United States of America and (d) individuals who are participants in any other pension, retirement, profit-sharing, stock bonus, thrift or savings plan maintained by Waste Management or the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee.

Contributions

Participants may contribute from 1 percent to 15 percent of their pre-tax compensation, as defined by the Plan ("Employee Contribution"), not to exceed certain limits as described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans ("Rollover Contribution"). The Plan does not provide for contributions by Waste Management.

Investment Options

The Plan, through its investments in the Master Trust, currently offers six common collective trust funds; a Company common stock fund; a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and three asset allocation models, which are balanced among the six common collective trust funds (with aggressive, moderate and conservative investment objectives as investment options), for participants. Several restrictions apply, and a minimum balance is required to participate in the self-managed account. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant's account.

Vesting

Participants are immediately vested in their Employee Contribution and Rollover Contribution plus earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's Employee Contribution and Rollover Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant's account based upon the participant's proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant's death, their designated beneficiaries may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in Company common stock may be taken in whole shares of common stock or cash.

Participants may make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for 6 months (12 months prior to January 1, 2002) after receiving the hardship distribution.

Loans

Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants' vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time. Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly and must be repaid over a period not to exceed 54 months (60 months for loans requested before August 5, 2002).

Administrative Expenses

Master Trust administrative expenses, including trustee and investment management fees, are allocated in proportion to the investment balances of the underlying plans. Loan administration fees are charged directly to the account balance of the participant requesting the loan. Plan level administrative expenses, which include primarily record-keeping fees, are allocated directly to the respective plan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in net investment loss from the Master Trust in the accompanying statement of changes in net assets available for benefits. In 2002, the Company elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid. The Plan had no amounts pending distribution to participants as of December 31, 2002 and 2001.

Investments

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Corporate stocks, convertible notes and mutual funds held by the Master Trust are stated at fair value based on quoted market price as the financial statement date. The fair values of the common collective trust funds held by the Master Trust are established by State Street based on quoted market prices of the underlying assets. Short-term investments and loans to participants are stated at cost, which approximates fair value. The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.

Risks and Uncertainties

The Plan provides for investment in the Master Trust, which in turn invest in various common collective trust funds, corporate stocks, convertible notes and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3. Plan Interest in the Master Trust

Certain prior year amounts within this Note to the Financial Statements have been reclassified to conform to the current year presentation.

The Plan investments are held in the Master Trust along with another Company-sponsored retirement plan, the Waste Management Retirement Savings Plan (the "Non-Union Plan"). As of December 31, 2002 and 2001, the Plan's beneficial interest in the net assets of the Master Trust is less than 0.1 percent.

	2002	2001
Assets-		
Investments, at fair value-		
Common collective trust funds		
Active U.S. Small Cap Fund-Series A	$ 50,150,679	$ 54,841,580
International Growth Opportunities Fund-Series A	43,653,761	51,046,906
Daily Bond Market Fund-Series A	129,669,171	112,850,655
Active U.S. Large Cap Core Fund- Series A	104,089,996	114,895,090
Stable Fixed Income Fund for Employee Benefit Trusts	233,441,374	215,860,680
S&P 500 Flagship Fund Series	124,767,118	164,986,390
Total common collective trust funds	685,772,099	714,481,301
Short-term investments	3,902,643	4,613,038
Corporate stocks	3,370,845	3,678,676
Waste Management, Inc., common stock	86,754,860	122,579,621
Convertible notes	1,092,330	1,309,319
Mutual funds	5,158,695	4,467,706
Limited partnerships	31,257	-
Loans to participants	49,247,755	48,025,740
Total investments	835,330,484	899,155,401
Interest receivable	1,631,527	1,114,915
Cash, noninterest-bearing	44,111	18,678
Total assets	837,006,122	900,288,994
Liabilities-		
Administative fees payable	1,310,052	865,225
Total liabilities	1,310,052	865,225
Total net assets	$ 835,696,070	$ 899,423,769
Non-Union Plan interest	$ 834,949,400	$ 898,872,557
Plan interest	746,670	551,212

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Notes to Financial Statements (continued)

Income or loss from investments held in the Master Trust for the year ended December 31, 2002, is as follows:

Interest	$ 16,512,911
Dividends	694,963
Dividends - Waste Management, Inc. common stock	38,653
Other income	1,263,850
Net appreciation/(depreciation) in fair value of-	
Common collective trust funds	(67,150,784)
Corporate stock	(2,505,336)
Waste Management, Inc. common stock	(33,932,541)
Convertible notes	29,386
Limited partnerships	3,550
Mutual funds	(1,059,281)
Total net depreciation in fair value of investments	(104,615,005)
Total investment loss	(86,104,628)
Administrative fees	(3,738,222)
Net loss	$ (89,842,850)
Non Union Plan interest in net investment loss from the Master Trust	$ (89,768,425)
Plan interest in investment loss from the Master Trust	(74,425)

4. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated November 31, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Plan Termination

Although it has not expressed any intention to do so, subject to the terms of any applicable collective bargaining agreement, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

6. Commitments and Contingencies

A settlement agreement of a class action lawsuit arising from events related to the Company's earnings announcements in July and August of 1999 was approved in May 2002, but was immediately subject to a motion to vacate, which is still pending. The agreement provides for a payment by the Company of $457 million to members of the class and for the Company to consent, for settlement purposes, to the certification of a class of purchasers or acquirers of Company securities from June 11, 1998 through November 9, 1999. The Plan has submitted a claim, as a member of the class; however, the amount of the payments to individual class members, including the Plan, has not yet been determined. The lead plaintiff in the case will determine the allocation to the class members after the settlement is approved.

7. Subsequent Event

Effective May 18, 2001, Waste Management approved the merger of the CWM Chemical Services, Inc. 401(k) Plan into the Plan. Net assets of approximately $345,000 were transferred into the Plan on May 19, 2003 as a result of this merger.

Supplemental Schedule

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Schedule G, Part III – Schedule of Nonexempt Transactions

EIN: 36-2660763 PN: 007

Year Ended December 31, 2002

Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions	Cost of Asset	Current Value of Asset	Net Gain (repaid interest)
Waste Management, Inc.	Employer/Plan Sponsor	Loans to the employer in the form of late remittance of participant deferrals and/or loan repayments for various pay periods in 2001	$1,231	$1,248	$17

SIGNATURES

The Plan. Pursuant to the requirements of section 15(d) of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2003

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

By: 

Lois B. Martin
Chair of the Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	
23.1	-Consent of Independent Auditors
23.2	-Information Regarding Consent of Arthur Andersen, LLP
99.1	-Certification Pursuant to 18 U.S.C. § 1350

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-45062) pertaining to the Waste Management Retirement Savings Plan For Bargaining Unit Employees of our report dated June 20, 2003, with respect to the financial statements and schedule of the Waste Management Retirement Savings Plan for Bargaining Unit Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Houston, Texas
June 24, 2003

EXHIBIT 23.2

INFORMATION REGARDING CONSENT OF ARTHUR ANDERSEN, LLP

Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

In June of 2002, Arthur Andersen LLP ("Andersen") was convicted of obstructing justice, which is a felony offense. The SEC prohibits firms convicted of a felony from auditing public companies. Andersen is thus unable to consent to the incorporation by reference of its audit report with respect to the statement of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the "Plan") as of December 31, 2001 into Waste Management, Inc.'s previously filed Registration Statement on Form S-8 (Registration No. 333-45062). Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Annual Report on Form 11-K, which is incorporated by reference into the Registration Statement, without a written consent from Andersen. As a result, with respect to transactions in Waste Management, Inc. securities pursuant to the Registration Statement that occur subsequent to the date this Annual Report on Form 11-K is filed with the Securities and Exchange Commission, Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Andersen under Section 11(a) of the Securities Act.

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350

With reference to the Annual Report of the Waste Management Retirement Saving Plan for Bargaining Unit Employees (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report"), I, Lois Martin, Chair of the Administrative Committee, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to my knowledge,

(i) The Report fully complies with the requirements of section 15(d) of the Securities Exchange Act of 1934, and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 24, 2003

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES



By: ______________________
Lois B. Martin
Chair of the Administrative Committee